SPACEPATH, INC.
7 Mayakovskogo Street
Birobidjan, Russia 679016
Telephone (775) 241-8308

February 19, 2014

David Korvin, Law Clerk
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Spacepath, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 5, 2014
File No. 333-191545

Dear Mr. Korvin:

This letter shall serve as the request of Spacepath, Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced Registration Statement to Friday, February 21, 2014, 10:00 AM EST, or the soonest practicable date thereafter. We are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We further acknowledge the following:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrey Zasoryn
Andrey Zasoryn
President, Secretary, Treasurer and & Director